FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 13, 2016, Seanergy Maritime Holdings Corp. (the "Company") completed its public offering of 10,000,000 of its common shares and class A warrants to purchase 10,000,000 common shares (the "Offering"). In connection with the Offering, the Company issued the representative of the underwriters a warrant to purchase 500,000 of its common shares.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement related to the Offering, dated December 8, 2016, between the Company and Maxim Group LLC, as representative of the several underwriters named in Schedule A thereto.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Class A Warrant Agreement, dated December 13, 2016, between the Company and Continental Stock Transfer & Trust Company.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the Representative's Warrant, dated December 13, 2016,  issued to the representative of the underwriters in the Offering.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205301) filed with the U.S. Securities and Exchange Commission with an effective date of August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: December 14, 2016
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer